UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            RSL COMMUNICATIONS, LTD.
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
                         (Title of Class of Securities)

                                   G7702U 10 2
                                 (Cusip Number)

                            LWG Family Partners, L.P.
                                767 Fifth Avenue
                            New York, New York 10153
                            Attn.: Leonard A. Lauder
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.:  G7702U 10 2                                              Page 2 of 5

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           LWG Family Partners, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

           Not applicable.
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Georgia
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
      NUMBER OF
                                 907,290
        SHARES           -------------------------------------------------------
                            8    SHARED VOTING POWER
     BENEFICIALLY
                                 0
       OWNED BY          -------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
         EACH
                                 907,290
      REPORTING          -------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
        PERSON
                                 0
         WITH
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         907,290
--------------------------------------------------------------------------------
    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.4%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.:  G7702U 10 2                                             Page 3 of 5


This Amendment No. 1 amends the Schedule 13D dated April 28, 1998 and filed by LWG Family Partners, L.P. with the Securities Exchange Commission on May 5, 1998 (as amended, the "Schedule l3D"), relating to Class A Common Stock of RSL Communications, Ltd., a Bermuda exempted company (the "Issuer"). The Issuer maintains executive offices at 810 Seventh Avenue - 39th Floor, New York, New York 10019. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     On December 29, 2000, all outstanding Class B Common Shares, par value $.00457 per share (the "Class B Common Stock"), of the Issuer were converted pursuant to their terms into an identical number of shares of Class A Common Stock for no consideration.

Item 4. Purpose of Transaction.

     The shares of Class A Common Stock received by LWG, among others, are held by LWG for investment purposes. LWG has no present plans or intentions which relate to or would result in any of the transactions described in subsections
(a) through (j) inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, LWG owns beneficially 907,290 shares of Class A Common Stock, or approximately 1.4% of the outstanding Class A Common Stock, based on 65,633,941 shares of Class A Common Stock outstanding as reported by the Issuer.

     (b) LWG has the sole power to vote and dispose of 907,290 shares of Class A Common Stock.

     (c) The description of beneficial ownership in item 5(a) and 5(b) gives effect to the conversion of all outstanding shares of Class B Common Stock for an identical number of Shares of Class A Common Stock on December 29, 2000.

     (d) Each of the managing general partner and other partners of LWG have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 907,290 shares of Class A Common Stock owned by LWG.

     (e) On December 29, 2000, as a result of the conversion of outstanding Class B Common Stock to Class A Common Stock, LWG ceased to own more than 5% of the Class A Common Stock.

                                  SCHEDULE 13D


CUSIP No.:  G7702U 10 2                                             Page 4 of 5


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LWG and any person with respect to any securities of the Issuer.

                                  SCHEDULE 13D


CUSIP No.:  G7702U 10 2                                             Page 5 of 5


                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  January 8, 2001

                                              LWG Family Partners, L.P.

                                              By: LWG Family Corporation


                                              By  /s/ Leonard A. Lauder
                                                  ---------------------------
                                                  Name: Leonard A. Lauder
                                                  Title: President